UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001–80
Company Registry ID (NIRE) nº 33300275410
Publicly – held Company

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON
MAY 04, 2010 AT 10:30 A.M.

As the Secretary of the Board of Directors Meeting of Contax Participações S.A., held on this date, I hereby CERTIFY that sub-items (i) to (vi) of item 5 “Corporate Act: changes in the Board of Directors of Contax Participações S.A.” have the following wording:

“As to item 5 of the Agenda: (i) the resignation letter of Mr. Ivan Magalhães Júnior, alternate member of the Board of Directors, dated March 03, 2010, was duly acknowledged. Said office will remain vacant until subsequently defined; (ii) the withdrawal of the sitting member of the Board of Directors, Mr. Paulo Edgar Trapp, was duly acknowledged. Accordingly, the following were elected to complement the mandates until the General Shareholder´s Meeting of 2012, under the terms of Article 150 of Law 6,404/76, as sitting member Mr. JOSÉ LUÍS PROLA SALINAS, brazilian citizen, married, banker, Identity Card (RG) 6011315246 issued by SSP/RS, Individual Taxpayer’s ID (CPF/MF) 334.827.800-72, domiciled in Brasília in the Distrito Federal, with address at SBS Qd. 01, Lt 32, Bloco G. - Ed. Sede III - 24º andar, Setor Bancário Sul, and as his alternate member, Mr. PAULO EDGAR TRAPP, brazilian citizen, married, retired, Identity Card (RG) 2002188759 issued by SSP/RS, Individual Taxpayer’s ID (CPF/MF) 013.110.770-49, domiciled in Santo Ângelo in the State of Rio Grande do Sul, with address at Rua São José, nº 779; (iii) the withdrawal of the alternate member of the Board of Directors, Mr. Roberto Schneider, was duly acknowledged. Accordingly, the following was elected to complement the mandate until the General Shareholder´s Meeting of 2012, under the terms of Article 150 of Law 6,404/76, as alternate member Mr. CRISTIANO YAZBEK PEREIRA, brazilian citizen, married, engineer, Identity Card (RG) 24.798.030-4 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 267.577.938-57, domiciled in the city and State of São Paulo, with address at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro; (iv) the resignation letter of Mr. Flavio Eduardo Sznajder, sitting member of the Board of Directors, dated April 23, 2010, was duly acknowledged. His alternate member, Mr. OTÁVIO MARQUES DE AZEVEDO, was automatically ratified as the new sitting member, complementing the mandate until the General Shareholder´s Meeting of 2012, under the terms of Article 150 of Law 6,404/76. Designated as his alternate member, Mr. IVAN RIBEIRO DE OLIVEIRA, brazilian citizen, married, engineer, Identity Card (RG) M-745.158 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 118.057.4956-68, domiciled in the city of Nova Lima, in the State of Minas Gerais, with address at Alameda da Serra nº 400, 5º andar, Vila da Serra; (v) the resignation letters of Mr. Rafael Andrade da Cunha Pereira and of Mr. Álvaro Furtado de Andrade, sitting member and alternate member of the Board of Directors, respectively, both dated April 23, 2010, were duly acknowledged. Accordingly, the following were elected to complement the mandates until the General Shareholder´s Meeting of 2012, under the terms of Article 150 of Law 6,404/76, as sitting member Mr. MARCEL CECCHI VIEIRA, brazilian citizen, single, engineer, Identity Card (RG) 20.563.675-5  issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 143.917.738-48, domiciled in the city and State of São Paulo, with address at Rua Dr. Geraldo Campos Moreira, n.º 375, 9.º andar, Brooklin Novo, and as his alternate member, Mr. JOÃO JOSÉ DE ARAÚJO PEREIRA PAVEL, brazilian citizen, single, economist, Identity Card (RG) 10.894.742-5 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 092.798.377-02, domiciled in the city and State of Rio de Janeiro, with address at Praia de Botafogo, nº 300, 4º andar, Botafogo; (vi) the withdrawal of the sitting member of the Board of Directors, Mr. Lúcio Otávio Ferreira, and of his alternate, Mr. Alexandre Silva Macedo, were duly acknowledged. Accordingly, the following were elected to complement the mandates until the General Shareholder´s Meeting of 2012, under the terms of Article 150 of Law 6,404/76 , as sitting member Mr. ARMANDO GALHARDO NUNES GUERRA JUNIOR, brazilian citizen, married, business manager, Identity Card (RG) 408520 issued by SSP-MG, Individual Taxpayer’s ID (CPF/MF) 277.764.336-91, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, with address at Rua Tomaz Gonzaga, nº. 271/701, Lourdes, and as his alternate member, Mr. FLAVIO EDUARDO SZNAJDER, brazilian citizen, married, engineer, Identity Card (RG) 08.561.503-7 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 016.724.717-45, domiciled in the city and State of Rio de Janeiro, with address at Rua Jardim Botânico 674/523, Jardim Botânico. The newly elected members of the Board of Directors declared that they are not subject to any crimes that may impede them from exercising the function, and provided the declaration required by Paragraph 4, Article 147 of Law 6,404/76.

With the attendance of the undersigned Members of the Board of Directors, constituting a majority:  (a.a.) Fernando Antonio Pimentel Melo (Chairman); Pedro Jereissati; Cristiano Yazbek Pereira (alternate member); Alexandre Jereissati Legey (alternate member); Alexandre Silva Macedo (alternate member); Otávio Marques de Azevedo; Paulo Edgar Trapp (alternate member); Newton Carneiro da Cunha; Manuel Jeremias Leite Caldas.

Rio de Janeiro, May 04, 2010.

Cláudia Cunha Fragoso
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.